                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                   United Financial Banking Companies, Inc.
                               (Name of Issuer)


                        Commonc Stock, $1.00 par value
                        (Title of Class of Securities)

                                  910305 200
                                (CUSIP Number)

Manuel V. Fernandez, 650 Water Street, S.W., Washington, DC 20024 (202)554-1167
                 ____________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 30, 1998
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See, Rule 13d-1 (a) for other parties to whom copies are to be sent.


                               Page 1 of 6 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 910305  200                                    PAGE 2 OF 6
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Manuel V. Fernandez, ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    Not applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER   67,399 includes presently
                          exercisable warrants to acquire 9,666 shares of
                     7    common stock.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER    42,999 with wife
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER 67,399 includes presently
                     9    exercisable warrants to aquire 9,666 shares of
    REPORTING             common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  42,999 with wife
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 110,398 includes presently exercisable warrants to acquire 9,666 shares of common stock.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.51% based upon
13 outstanding shares of 807,590 as of 6/30/98 and includes 3,000 exercisable warrants to purchase common stock at a price of $7.50 which expire on 9/30/01 and 6,666 exercisable warrants to purchase common stock at a price of $7.50 which expire on 12/29/99 added to the numerator and demominator.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* IN
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 910305 200                                                 Page 3 of 6

                                 SCHEDULE 13D


     Below are my responses to the points and questions set forth in the Special Instructions of Schedule 13D:

Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock of United Financial Banking Companies, Inc., a Virginia corporation (the "Issuer")located at 8399 Leesburg Pike, Vienna, Virginia 22182.


Item 2.  Identity and Background

     (a) My name is Manuel V. Fernandez.

     (b) My business address is 650 Water Street, S.W., Washington, DC 20024; and my telephone number is (202)554-1167.

     (c) My principal occupation is Hotel/Restaurant Operator.

     (d) During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) I am a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     On December 30, 1994, with my personal funds, no part of which has been borrowed, I purchased 144,756 shares of common stock of the Issuer for $180,945 pursuant to the Issuer's Confidential Private Placement Memorandum dated August 22, 1994.

     On December 29, 1994, as a separate transaction and with my personal funds, no part of which has been borrowed, I loaned $150,000 to the Issuer. This loan is evidenced by the Issuer's promissory note and matures on December 31, 1996. As part of this loan transaction, the Issuer issued 15,000 warrants to me to purchase 15,000 share of its common stock on the terms noted above.

CUSIP No. 910305 200                                                 Page 4 of 6


     In addition, when I made this loan, other persons made loans to the Issuer on the same terms. These loans (including my loan) total $700,000 were secured by a pledge of the stock of two subsidiaries of the Issuer.


     There are 104,011 additional shares of common stock of the Issuer, which I owned before the above-described transactions. Withe the exception of those shares received over the years as stock dividends, all of these shares were purchased by me in the open market. All such shares were purchased at the then-market price of the shares using my personal funds, no part of which was borrowed.

     On June 30, 1995, I received approval to acquire up to 10.83% of the outstanding shares of United Financial Banking Companies, Inc. (See letter attached).

     On December 18, 1996, I sold in a private transaction 47,000 shares of common stock for $70,500.

     On December 31, 1977, a one-for-five reverse split was effective.

     On June 25, 1998, I received approval to acquire up to 24.99% of the outstanding shares of United Financial Banking Companies, Inc. (See letter attached).

     On June 30, 1998, I purchased with personal funds, no part of which was borrowed 11,428 shares of the common stock of the Issuer for $99,995, pursuant to the Issuer's Confidential Private Placement Offering dated March 1, 1998.

     Also, on June 30, 1998, I exchanged preferred shares with a total redeemable value of $291,667 for 33,333 shares of the common stock of the Issuer pursuant to the Issuer's aforementioned Item Confidential Private Placement Offering.


    Item 4.  Purpose of Transaction

     The purpose of the aforesaid transactions with the Issuer is for investment.

     On June 25, 1998, I received approval to acquire up to 24.99% of the outstanding shares of United Financial Banking Companies, Inc.

     I have no plan or proposal which relates to or would result in:

CUSIP No. 910305 200                                                 Page 5 of 6


     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of the Issuer, including any change in the number or terms of the directors or to fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any material change in the Issuer's present business or corporate structure, recognizing that the Issuer has its own plan to turn around its business and that of its subsidiaries;

     (f) changes the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) causing the common stock of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (I) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     (a) As of June 30, 1998, I "beneficially owned" 110,398 shares of common stock of the Issuer (shown in row 11 of page 2 hereof), including 9,666 warrants, the 42,999 shares jointly held with my spouse, and 57,733 shares held solely by me.

     The Issuer has advised me that, on June 30, 1998, there were 807,590 shares of common stock of the Issuer outstanding. Treating my 9,666 warrants as issued shares of common stock of the Issuer, then on June 30, 1998, I would be regarded as "beneficially owning" 13.51% shares of the common stock of the Issuer, 110,398 divided by 817,256.

     (b) Of the 110,398 shares "beneficially owned" by me mentioned above, I had sole voting power and sole power to dispose of 67,399 shares and I had shared power to vote and dispose of 42,999
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CUSIP No. 910305 200                                                 Page 6 of 6


additional shares held jointly with my spouse.

     (c) The transactions subject to this report and herein reported related to the common shares of the Issuer during the past 60 days are discussed in Item 3 hereof.

     (d) No person is known by me to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, the common stock of the Issuer.

     (e) This report does not relate to a reporting person ceasing to the beneficial owner of more than five percent of the common stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     I have no contracts, arrangements, understandings, or relationships with respect to the common stock of the Issuer, except for the terms of the above-mentioned Confidential Private Placement Memorandum under which the Issuer offered shares of its common stock to investors.

Item 7.  Material to be Filed as Exhibits

     I have no written agreements to be filed as exhibits relating to joint acquisition statements or written agreements, contracts, arrangements,
understandings, plans, or proposals relating to    (1) the borrowing of funds to
finance the acquisition of the equity securities disclosed in Item 3, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4, or
(3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or giving or withholding of any proxy as disclosed in Item 6.


Signature

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete, and correct.


             June 30, 1998             /s/ MANUEL V. FERNANDEZ
      --------------------------      ---------------------------------
                 Date                         Manuel V. Fernandez